UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                  FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
   SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
   SECURITIES EXCHANGE ACT OF 1934.

                                      Commission File Number 1-3838

                     Federal Paper Board Company, Inc.
  ______________________________________________________________________
          (Exact name of registrant as specified in its charter)

    75 Chestnut Ridge Road, Montvale, New Jersey  07642  (201) 391-1775
  _______________________________________________________________________
   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                         10% Debentures, due 2011
                        8 1/8% Debentures, due 2002
                        8 7/8% Debentures, due 2012
                  Common Stock, par value $5.00 per share
  _______________________________________________________________________
         (Title of each class of securities covered by this Form)

                                   None
  ______________________________________________________________________
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    (X)           Rule 12h-3(b)(1)(i)    (X)
     Rule 12g-4(a)(1)(ii)   ( )           Rule 12h-3(b)(1)(ii)   ( )
     Rule 12g-4(a)(2)(i)    ( )           Rule 12h-3(b)(2)(i)    ( )
     Rule 12g-4(a)(2)(ii)   ( )           Rule 12h-3(b)(2)(ii)   ( )
                                          Rule 15d-6             ( )

      Approximate number of holders of record as of the certification or
notice date:    One
             __________________________________________________________

      Pursuant to the requirements of the Securities Exchange Act of 1934 Federal Paper Board Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 12, 1996                    By: /s/ Syvert E. Nerheim

                                            Name:  Syvert E. Nerheim
                                            Title: Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.